UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

June 30, 2023
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 2 LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

84-4611704
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Assets Acquired

In April of 2023, Energea Portfolio 2 LLC, acquired five (5) single purpose entities (SPEs) with the intentions of selling to a large asset manager in Brazil.

Project Name	Entity Name	Project Size	Price Paid
Aparecida do Taboado I	Energea Aparecida do Taboado I Ltda	2.5 MW	R$ 761,194.00
Aparecida do Taboado II	Energea Aparecida do Taboado II Ltda	2.5 MW	R$ 472,198.00
Frei Inocêncio	Energea Frei Inocêncio Ltda	2.5 MW	R$ 472,198.00
Monte Sião	Energea Portfolio Geração de Projetos MG II Ltda	2.5 MW	R$ 468,624.00
Nova Lacerda	Energea Nova Lacerda Ltda	2.5 MW	R$ 363,714.00
	TOTAL		R$ 2,537,928.00

Energea Aparecida do Taboado II Ltda will remain owned and operated by Energea Portfolio 2 LLC. The Manager felt this a good investment for the Company. If the Manager chooses to own on a long-term basis, they will obtain a more substantive Investment Committee Project Memorandums ("IC Memo") prior to initiating construction.

Assets Sold

On June 6, 2023, four (4) of the projects were sold along with three (3) projects already owned by Energea Portfolio 2 LLC. All sales were made prior to their investment stage on the platform.

Project Name	Entity Name	Project Size	Sale Price Net of Taxes
Aparecida do Taboado I	Energea Aparecida do Taboado I Ltda	2.5 MW	R$ 668,339.43
Frei Inocêncio	Energea Frei Inocêncio Ltda	2.5 MW	R$ 613,780.69
Monte Sião	Energea Portfolio Geração de Projetos MG II Ltda	2.5 MW	R$ 620,165.73
Nova Lacerda	Energea Nova Lacerda Ltda	2.5 MW	R$ 459,025.48
Formiga II*	Energea Formiga II Ltda*	1.5 MW	R$ 502,807.90
Naque*	Energea Naque Ltda*	1.5 MW	R$ 874,604.30
Itabapoana*	Energea Itabapoana Ltda*	2.5 MW	R$ 653,754.40
	TOTAL		R$ 4,259,943.27
* Already owned by Energea Portfolio 2 LLC and previously reported via Form 1-U

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Managing Partner

Date June 30, 2023